[Schulte Roth & Zabel LLP Letterhead]




(212) 756-2327                                           steven.spencer@srz.com






                                  June 13, 2006


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention:  Mara L. Ransom, Esq.

            RE:   H. J. HEINZ COMPANY (THE "COMPANY")
                  SOLICITING MATERIALS PURSUANT TO RULE 14A-12 (THE "SOLICITING MATERIALS") FILED MAY 23, 2006 BY TRIAN PARTNERS GP, L.P., ET AL. (COLLECTIVELY, THE "FILING PERSONS") FILE NO. 1-03385
                  ----------------------------------------------------
Dear Ms. Ransom:

     This letter is submitted on behalf of the Filing Persons in response to the comments of the Staff set forth in its letter, dated May 30, 2006, concerning the Soliciting Materials (the "Comment Letter"). For the convenience of the Staff, we have repeated each of the Staff's comments IN ITALICS immediately above our responses to each corresponding comment.

     Our responses to the Staff's comments set forth in the Comment Letter are as follows:

RULE 14A-12 SOLICITING MATERIALS

1. ON A SUPPLEMENTAL BASIS, SUPPORT THE QUANTIFIED STATEMENTS YOU MAKE RELATING TO HEINZ'S FINANCIAL PERFORMANCE INCLUDING THE FOLLOWING:

     o TABLE 1 - RELATIVE SHAREHOLDER RETURNS, AS WELL AS THE PERCENTAGE OF SHAREHOLDER RETURNS FOR THE HERSHEY COMPANY, PEPSICO, INC. AND
       WM. WRIGLEY JR. COMPANY;
     o TABLE 2 - CHANGE IN FINANCIAL PERFORMANCE SINCE 1998 AND NET CAPITAL INVESTMENT (1999-2006);
     o TABLE 4 - TRIAN ACTION PLAN: POTENTIAL INCREMENTAL IMPACT TO EPS;

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Securities and Exchange Commission
June 13, 2006
Page 2

     o TABLE 5 - SG&A AS A PERCENTAGE OF NET REVENUE SINCE FISCAL 2000, AS WELL AS THE PERCENTAGE OF GROSS MARGINS AT WM. WRIGLEY JR. COMPANY, KELLOGG COMPANY AND GENERAL MILLS, INC.;
     o TABLE 6 - HEINZ OPERATING EFFICIENCY METRICS RELATIVE TO PEERS;
     o REFERENCE TO 13 AND 14% OF AVERAGE SPEND ON DEALS AND ALLOWANCES BY HEINZ'S PEERS, ON PAGE 6;
     o TABLE 8 - RECENT PERFORMANCE IN THE EUROPEAN SEGMENT;
     o TABLE 9 - ASIA/PACIFIC AND 'REST OF WORLD SEGMENTS' ("ROW") VS. OTHER OPERATING SEGMENTS AT HEINZ
     o TABLE 10 - COMPARISON OF ACQUISITION/DIVESTITURE ACTIVITY SINCE 1998;
     o TABLE 11 - POTENTIAL FINANCIAL IMPACT OF THE TRIAN GROUP'S ACTION PLAN;
     o TABLE 12 - IMPLIED VALUE TARGET FOLLOWING IMPLEMENTATION OF THE TRIAN GROUP'S ACTION PLAN
     o TABLE 13 - POTENTIAL INCREMENTAL IMPACT OF REVITALIZED MARKETING CAMPAIGN; AND
     o APPENDIX B

     WHERE THE SUPPORT FOR YOUR CALCULATIONS APPEARS IN OTHER DOCUMENTS, SUCH AS THE COMPANY'S FORM 10-QS OR 10-KS, PROVIDE COPIES OF THE RELEVANT PORTIONS OF THE DOCUMENTS SO THAT WE CAN ASSESS THE CONTEXT OF THE INFORMATION UPON WHICH YOU RELY. AGAIN, MARK THE SUPPORTING DOCUMENTS PROVIDED TO IDENTIFY THE SPECIFIC INFORMATION RELIED UPON, SUCH AS FINANCIAL STATEMENT LINE ITEMS AND MATHEMATICAL COMPUTATIONS.

     The Filing Persons note the Staff's comment and are providing to the Staff on a supplemental basis backup materials supporting the facts set forth in each of the referenced items.

2. PLEASE CHARACTERIZE CONSISTENTLY EACH STATEMENT OR ASSERTION OF OPINION OR BELIEF AS SUCH, AND ENSURE THAT A REASONABLE BASIS FOR EACH OPINION OR BELIEF EXISTS. ALSO, REFRAIN FROM MAKING ANY INSUPPORTABLE STATEMENTS. SUPPORT FOR OPINIONS OR BELIEFS SHOULD BE SELF-EVIDENT, DISCLOSED IN THE PROXY STATEMENT OR PROVIDED TO THE STAFF ON A SUPPLEMENTAL BASIS, WITH A VIEW TOWARDS DISCLOSURE, BY SUBMITTING A
     SCHEDULE 14A THAT HAS BEEN ANNOTATED WITH SUPPORT FOR EACH OF THE ASSERTIONS MADE. WE CITE THE FOLLOWING EXAMPLES OF STATEMENTS OR ASSERTIONS IN THE SOLICITING MATERIALS THAT MUST BE SUPPORTED ON A SUPPLEMENTAL BASIS AND, WHERE NOT ALREADY CATEGORIZED AS SUCH, MUST BE STATED AS YOUR BELIEF:

     o "...TRIAN'S PRINCIPALS HAVE SUCCESSFULLY HELPED MANAGEMENT TEAMS SIGNIFICANTLY REDUCE COSTS AND INCREASE VALUE BY BRINGING FRESH PERSPECTIVES AND A MORE ENTREPRENEURIAL APPROACH TO THEIR BUSINESSES," ON PAGE 5; AND
     o "TODAY, WEIGHT WATCHERS HAS A MARKET CAPITALIZATION OF $4.2 BILLION, AN ENTERPRISE VALUE OF $4.9 BILLION AND HAS GROWN EBITDA MORE THAN THREE-FOLD SINCE THE SALE," ON PAGE 11.

     The Filing Persons note the Staff's comment and respectfully submit that the Solicitation Materials consistently characterize each statement or assertion of opinion or belief therein as

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Securities and Exchange Commission
June 13, 2006
Page 3

such, that a reasonable basis for each opinion or belief exists and that the Solicitation Materials do not include insupportable statements. The Filing Persons are providing to the Staff on a supplemental basis backup materials supporting the facts set forth in the two statements noted by the Staff.

CLOSING COMMENTS

     Each of the Filing Persons acknowledges that:

     o the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;
     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2327 or Marc Weingarten of this firm at (212) 756-2280.

                                     Very truly yours,

                                     /s/ Steven J. Spencer
                                     Steven J. Spencer, Esq.


cc:  Brian Schorr, Esq.
     Trian Fund Management, L.P.

     Richard Gashler, Esq.
     Sandell Asset Management Corp.

     Marc Weingarten, Esq.
     Schulte Roth & Zabel LLP